UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution for Cancellation of Treasury Shares

On February 7, 2023, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to cancel 5,385,996 shares of its common stock, which KB Financial Group plans to acquire as treasury shares pursuant to the announcement on Form 6-K dated February 7, 2023. The details are as follows:

Type and Number of Shares to be Cancelled	Common Shares	5,385,996 shares
	Other Shares	—
Total Number of Shares Issued	Common Shares	408,897,068 shares
	Other Shares	—
Par Value per Share		KRW 5,000
Estimated Amount of Shares to be Cancelled		KRW 300,000,000,000
Scheduled Period of Acquisition of Treasury Shares for Cancellation	From	February 8, 2023
	To	May 7, 2023
Method of Acquisition of Shares to be Cancelled		Purchase on the stock exchange (KRX)
Scheduled Date of Cancellation		To be determined
Obligation to Report to the Korea Fair Trade Commission		Not applicable
Other Material Information for an Investment Decision

•  Legal basis for the cancellation of treasury shares: Article 343-1 of the Korean Commercial Code.

•  The cancellation of these shares constitutes the cancellation of treasury shares acquired within the limits of profits available for dividends, and as such, there will be no reduction in the paid-in capital of KB Financial Group.

•  The above “Type and Number of Shares to be Cancelled” and “Estimated Amount of Shares to be Cancelled” are calculated based on the closing price of the common shares of KB Financial Group as of February 6, 2023 (one day prior to the date of the resolution of the board of directors). The actual number of shares to be cancelled is subject to change depending on fluctuations in share price.

•  KB Financial Group plans to cancel the treasury shares following the completion of the acquisition of the treasury shares. For detailed information regarding the acquisition of the treasury shares, please refer to the Form 6-K titled “Resolution for Acquisition of Treasury Shares” of KB Financial Group furnished on February 7, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 7, 2023	By: /s/ Scott Y. H. Seo
(Signature)

Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer